SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February, 2013

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Current Report

This Current Report on Form 6-K is being filed for the purpose of updating the market on the effect of the devaluation of the Venezuelan Bolivar (VEB).

On Friday, February 8, 2013, the Venezuelan government announced its decision to devalue its currency.  Since the previous devaluation in January of 2010, the official exchange rate for all non-essential imported goods and services, including the aviation sector, had been fixed at VEB 4.30 per U.S. dollar.  Under the new regime, the official exchange rate will be VEB 6.30 per U.S. dollar, representing a devaluation of 31.7%.

As previously disclosed, we have cash balances in Bolivars subject to Venezuelan exchange controls.  As of February 12, 2013, we had an estimated cash balance equivalent to approximately U.S. 210 million in Bolivars (based on the VEB 4.30 per U.S. dollar rate).

On Wednesday, February 13, the Venezuelan government announced that it would continue to apply the exchange rate of VEB 4.30 per U.S. dollar to all authorization requests pending approval by the Venezuela Central Bank through February 8, 2013.  As a result, most of our cash balance in Venezuela will be recognized at the VEB 4.30 per U.S. dollar exchange rate, which was in effect when these authorization requests were submitted.

We currently estimate that the Company will incur losses related to the devaluation of approximately US$20 million, which will be recorded in the first quarter of 2013. We do not expect the devaluation to have any effect on the Company’s 2012 results of operations or financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 02/14/2013
	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO